The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-213265

Subject to Completion. Dated December 6, 2017.

BofA Finance LLC $ Leveraged Technology Select Sector SPDR® Fund-Linked Notes due , 2019 Fully and Unconditionally Guaranteed by Bank of America Corporation

The notes do not bear interest. The amount that you will be paid on your notes on the stated maturity date (expected to be the third scheduled business day after the determination date) is based on the performance of the Technology Select Sector SPDR® Fund (which we refer to as the “underlier”), as measured from the trade date to and including the determination date (expected to be between 18 and 21 months after the trade date). The return on your notes is linked to the performance of the underlier, and not to that of the Technology Select Sector Index (the “index”) on which the underlier is based. The performance of the underlier may significantly diverge from that of the index. If the final underlier level on the determination date is greater than the initial underlier level (set on the trade date and may be higher or lower than the actual closing price of the underlier on the trade date), the return on your notes will be positive, subject to the maximum settlement amount (expected to be between $1,225.45 and $1,265.20 for each $1,000 face amount of your notes). If the final underlier level declines from the initial underlier level, you will be exposed to any such decrease. In this case, the return on your notes will be negative. You may lose some or all of your investment in the notes.

To determine your payment at maturity, we will calculate the underlier return, which is the percentage increase or decrease in the final underlier level from the initial underlier level. On the stated maturity date, for each $1,000 face amount of your notes, you will receive an amount in cash equal to:

●	if the underlier return is positive (the final underlier level is greater than the initial underlier level), the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) 1.5 times (c) the underlier return, subject to the maximum settlement amount; or
●	if the underlier return is zero or negative (the final underlier level is equal to or less than the initial underlier level), the sum of (i) $1,000 plus (ii) the product of (a) the underlier return times (b) $1,000.

The notes will not be listed on any securities exchange. Investment in the notes involves certain risks, including the credit risk of BofA Finance LLC (“BofA Finance”), as issuer of the notes, and the credit risk of Bank of America Corporation (“BAC” or the “Guarantor”), as guarantor of the notes. Potential purchasers of the notes should consider the information in “Risk Factors” beginning on page PS-12 of this pricing supplement, page PS-5 of the accompanying product supplement, page S-4 of the accompanying prospectus supplement, and page 7 of the accompanying prospectus.

As of the date of this pricing supplement, the initial estimated value of the notes at the time of pricing is expected to be between $969.30 and $980.50 per $1,000 in face amount. See “Summary Information” beginning on page PS- 5 of this pricing supplement, “Risk Factors” beginning on page PS- 12 of this pricing supplement and “Structuring the Notes” on page PS- 27 of this pricing supplement for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.

Original issue date:	, 2017	Price to public(2):	100.00% of the face amount
Underwriting discount (1)(2):	1.53% of the face amount	Net proceeds to the issuer:	98.47% of the face amount

(1) Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), an affiliate of BofA Finance, will participate as selling agent in the distribution of the notes. See “Supplemental Plan of Distribution—Conflicts of Interest” on page PS-26 of this pricing supplement.

(2) The price to public for certain investors will be between 98.47% and 100.00% of the face amount, reflecting a foregone underwriting discount with respect to such notes; see “Supplemental Plan of Distribution—Conflicts of Interest” on page PS-26 of this pricing supplement.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement or the accompanying prospectus, prospectus supplement or product supplement. Any representation to the contrary is a criminal offense. The notes and the related guarantee of the notes by the Guarantor are unsecured and are not savings accounts, deposits, or other obligations of a bank. The notes are not guaranteed by Bank of America, N.A. or any other bank, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

BofA Merrill Lynch

Selling Agent

The price to public, underwriting discount and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this pricing supplement, at prices to public and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the price to public you pay for such notes.

MLPF&S and any of our other broker-dealer affiliates may use this pricing supplement in the initial sale of the notes. In addition, MLPF&S and any of our other broker-dealer affiliates may use this pricing supplement in a market-making transaction in a note after its initial sale. Unless MLPF&S or any of our other broker-dealer affiliates informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

About Your Prospectus

The notes are unsecured senior notes issued by BofA Finance, a direct, wholly-owned subsidiary of BAC. Payments on the notes are fully and unconditionally guaranteed by the Guarantor. This prospectus includes this pricing supplement and the accompanying documents listed below. This pricing supplement constitutes a supplement to the documents listed below and should be read in conjunction with those documents:

Product supplement EQUITY-1 dated January 24, 2017:

https://www.sec.gov/Archives/edgar/data/70858/000119312517016445/d331325d424b5.htm

Series A MTN prospectus supplement dated November 4, 2016 and prospectus dated November 4, 2016:

https://www.sec.gov/Archives/edgar/data/70858/000119312516760144/d266649d424b3.htm

The information in this pricing supplement supersedes any conflicting information in the documents listed above. In addition, some of the terms or features described in the listed documents may not apply to your notes.

Leveraged Technology Select Sector SPDR® Fund-Linked Notes due , 2019
INVESTMENT THESIS

You should be willing to:

●	forgo gains greater than a Maximum Settlement Amount of between 122.545% and 126.520% of the face amount in exchange for 1.5x leveraged upside participation if the Underlier Return is positive.
●	forgo interest payments and accept the risk of losing your entire investment in exchange for the potential to earn 150.00% of any positive Underlier Return up to a Maximum Settlement Amount of between 122.545% and 126.520% of the face amount.

Your maximum return on your notes will not be greater than the return represented by the Maximum Settlement Amount, which such return is between 22.545% and 26.520%. You will lose all or a portion of your investment if the Underlier Return is negative.

DETERMINING THE CASH SETTLEMENT AMOUNT

At maturity, for each $1,000 face amount, the investor will receive (in each case as a percentage of the face amount):

●	if the Final Underlier Level is greater than 100.00% of the Initial Underlier Level, 100.00% plus 150.00% times the Underlier Return, subject to a Maximum Settlement Amount of between 122.545% and 126.520%;
●	if the Final Underlier Level is equal to or less than 100.00% of the Initial Underlier Level, 100.00% minus 1% for each 1.00% that the Final Underlier Level has declined below the Initial Underlier Level.

If the Final Underlier Level declines from the Initial Underlier Level, the return on the notes will be negative, and the investor could lose their entire investment in the notes.

KEY TERMS
Issuer:	BofA Finance LLC (“BofA Finance”)
Guarantor:	Bank of America Corporation (“BAC”)
Underlier:	The Technology Select Sector SPDR® Fund (Bloomberg symbol, “XLK UP Equity”)
Face Amount:	$ in the aggregate; each note will have a face amount equal to $1,000
Trade Date:
Settlement Date:	Expected to be the fifth scheduled business day following the trade date
Determination Date:	Expected to be between 18 and 21 months following the trade date
Stated Maturity Date:	Expected to be the third scheduled business day following the Determination Date
Initial Underlier Level:	To be determined on the trade date
Final Underlier Level:	The closing price of the Underlier on the Determination Date
Underlier Return:	The quotient of (i) the Final Underlier Level minus the Initial Underlier Level divided by (ii) the Initial Underlier Level, expressed as a positive or negative percentage
Upside Participation Rate:	150.00%
Maximum Settlement Amount:	Expected to be between $1,225.45 and $1,265.20. The actual Maximum Settlement Amount will be determined on the trade date.
Cap Level:	Expected to be between 115.03% and 117.68% of the Initial Underlier Level. The actual Cap Level will be determined on the trade date.
CUSIP/ISIN:	09709TCN9 / US09709TCN90

HYPOTHETICAL PAYMENT AT MATURITY*

Hypothetical Final Underlier Level (as % of Initial Underlier Level)	Hypothetical Cash Settlement Amount (as % of Face Amount)
150.000%	122.545%
140.000%	122.545%
130.000%	122.545%
115.030%	122.545%
115.000%	122.500%
110.000%	115.000%
105.000%	107.500%
100.000%	100.000%
90.000%	90.000%
80.000%	80.000%
75.000%	75.000%
50.000%	50.000%
25.000%	25.000%
0.000%	0.000%

*Assumes a Cap Level set at the bottom of the Cap Level range (expected to be between 115.03% and 117.68% of the Initial Underlier Level).

RISKS

Please read the section entitled “Risk Factors” of this pricing supplement as well as the risks and considerations described in “Risk Factors” beginning on page PS-5 of the accompanying product supplement, page S-4 of the accompanying prospectus supplement, and page 7 of the accompanying prospectus.

SUMMARY INFORMATION

We refer to the notes we are offering by this pricing supplement as the “offered notes” or the “notes”. Each of the offered notes has the terms described below. Capitalized terms used but not defined in this pricing supplement have the meanings set forth in the accompanying product supplement, prospectus supplement and prospectus. Unless otherwise indicated or unless the context requires otherwise, all references in this pricing supplement to “we,” “us,” “our,” or similar references are to BofA Finance, and not to BAC (or any other affiliate of BofA Finance).

This section is meant as a summary and should be read in conjunction with the accompanying product supplement, prospectus supplement and prospectus. This pricing supplement supersedes any conflicting provisions of the documents listed above.

Key Terms

Issuer:	BofA Finance LLC (“BofA Finance”)
Guarantor:	Bank of America Corporation (“BAC”)
Underlier:	The Technology Select Sector SPDR® Fund (Bloomberg symbol, “XLK UP Equity”)
Index:	The Technology Select Sector Index, as published by S&P Dow Jones Indices LLC
Specified Currency:	U.S. dollars (“$”)
Face Amount:	Each note will have a face amount of $1,000; $ in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if we, at our sole option, decide to sell an additional amount of the offered notes on a date subsequent to the date of this pricing supplement.
Purchase at Amount Other Than the Face Amount:	The amount we will pay you at the stated maturity date for your notes will not be adjusted based on the price to public you pay for your notes, so if you acquire notes at a premium (or discount) to face amount and hold them to the stated maturity date, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at face amount. Additionally, the Cap Level would be triggered at a lower (or higher) percentage return than indicated below, relative to your initial investment. See “Risk Factors — If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected” on page PS-16 of this pricing supplement.
Cash Settlement Amount:

For each $1,000 face amount of your notes, we will pay you on the stated maturity date an amount in cash equal to:

●      if the Final Underlier Level is greater than or equal to the Cap Level, the Maximum Settlement Amount;

●      if the Final Underlier Level is greater than the Initial Underlier Level but less than the Cap Level, the sum of (1) $1,000 plus (2) the product of (i) $1,000 times (ii) the Upside Participation Rate times (iii) the Underlier Return; or

●      if the Final Underlier Level is equal to or less than the Initial Underlier Level, the sum of (1) $1,000 plus (2) the product of (i) $1,000 times (ii) the Underlier Return. If the Final Underlier Level is less than the Initial Underlier Level, the cash settlement amount will be less than the face amount of the notes, and you will lose some or all of the face amount.

Initial Underlier Level:	The closing price or an intraday price of the Underlier on the trade date, as determined by the calculation agent in its sole discretion and which may be higher or lower than the actual closing price of the Underlier on the trade date.

Final Underlier Level:	The closing price of the Underlier on the Determination Date, except in the limited circumstances described under “Market Disruption Events” below and “Description of the Notes—Certain Terms of the Notes—Events Relating to Calculation Days” and “—Anti-Dilution and Discontinuance Adjustments Relating to ETFs” in the accompanying product supplement
Underlier Return:	The quotient of (1) the Final Underlier Level minus the Initial Underlier Level divided by (2) the Initial Underlier Level, expressed as a percentage
Upside Participation Rate:	150.00%
Cap Level:	Expected to be between 115.03% and 117.68% of the Initial Underlier Level (to be set on the trade date)
Maximum Settlement Amount:	Expected to be between $1,225.45 and $1,265.20 per $1,000 face amount of the notes (to be set on the trade date)
Trade Date:
Original Issue Date (Settlement Date):	Expected to be the fifth scheduled business day following the trade date (to be set on the trade date)
Determination Date:	A specified date that is expected to be between 18 and 21 months following the trade date (to be set on the trade date), subject to postponement of up to five scheduled trading days, as set forth in the section “Description of the Notes—Certain Terms of the Notes—Events Relating to Calculation Days” of the accompanying product supplement
Stated Maturity Date:	A specified date that is expected to be the third scheduled business day following the Determination Date (to be set on the trade date), subject to postponement as set forth below and in the section “Description of the Notes—Certain Terms of the Notes—Events Relating to Calculation Days” of the accompanying product supplement
Business Day:	As described under “Description of the Notes—Certain Terms of the Notes—Business Days” in the accompanying product supplement
Trading Day:	As described under “Description of the Notes—Certain Terms of the Notes—Trading Days” in the accompanying product supplement
Closing Price of the Underlier:

The closing sale price or last reported sale price, regular way, for the Underlier, on a per-share or other unit basis:

•         on the principal national securities exchange on which the Underlier is listed for trading on that  day, or

•         if the Underlier is not listed on any national securities exchange on that day, on any other U.S.  national market system that is the primary market for the trading of that Underlier

If the Underlier is not listed or traded as described above, then the closing price for the Underlier on any day will be the average, as determined by the calculation agent, of the bid prices for the Underlier obtained from as many dealers in the Underlier selected by the calculation agent as will make those bid prices available to the calculation agent. The number of dealers need not exceed three and may include the calculation agent or any of its affiliates

Market Disruption Events:	As defined under “Description of the Notes—Market Disruption Events—ETFs” in the accompanying product supplement
No Listing:	The notes will not be listed on any securities exchange or interdealer quotation system

No Interest:	The notes do not bear interest
No Redemption:	The notes will not be subject to any optional redemption right or price dependent redemption right
Events of Default:	If an Event of Default, as defined in the Senior Indenture and in the section entitled “Events of Default and Rights of Acceleration” beginning on page 35 of the accompanying prospectus, with respect to the notes occurs and is continuing, the amount payable to a holder of the notes upon any acceleration permitted under the Senior Indenture will be equal to the amount described under the caption “—Cash Settlement Amount,” calculated as though the date of acceleration were the maturity date of the notes and as though the determination date were the third trading day prior to the date of acceleration. In case of a default in the payment of the notes, the notes will not bear a default interest rate.
Calculation Agent:	MLPF&S, an affiliate of BofA Finance.
Selling Agent:	MLPF&S, an affiliate of BofA Finance. See “Supplemental Plan of Distribution—Conflicts of Interest” on page PS-26 of this pricing supplement.
CUSIP/ISIN:	09709TCN9 / US09709TCN90
Initial Estimated Value:

The initial estimated value of the notes as of the date of this pricing supplement is set forth on the cover page of this pricing supplement. The final pricing supplement will set forth the initial estimated value of the notes as of the trade date.

Payments on the notes, including the Maximum Settlement Amount, depend on the credit risk of BofA Finance and BAC and on the performance of the Underlier. The economic terms of the notes are based on BAC’s internal funding rate, which is the rate it would pay to borrow funds through the issuance of market-linked notes and the economic terms of certain related hedging arrangements it enters into. BAC’s internal funding rate is typically lower than the rate it would pay when it issues conventional fixed or floating rate debt securities. This difference in funding rate, as well as the underwriting discount and the hedging related charges described below, will reduce the economic terms of the notes to you and the initial estimated value of the notes. Due to these factors, the public offering price you pay to purchase the notes will be greater than the initial estimated value of the notes as of the trade date.

For more information about the initial estimated value and the structuring of the notes, see “Risk Factors” beginning on page PS-12 and “Structuring the Notes” on page PS-27.

The trade date, issue date and other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the notes.

Supplemental Terms of the Notes

For purposes of the notes offered by this pricing supplement, all references to each of the following terms used in the accompanying product supplement will be deemed to refer to the corresponding term used in this pricing supplement, as set forth in the table below:

Product Supplement Term	Pricing Supplement Term
pricing date	trade date
maturity date	stated maturity date
calculation day	Determination Date
principal amount	face amount
Market Measure	Underlier
ETF	Underlier

HYPOTHETICAL EXAMPLES

The following table and chart are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and merely are intended to illustrate the impact that the various hypothetical levels of the Underlier on the Determination Date could have on the Cash Settlement Amount at maturity assuming all other variables remain constant.

The examples below are based on a range of Final Underlier Levels that are entirely hypothetical; the price of the Underlier on any day throughout the life of the notes, including the Final Underlier Level on the Determination Date, cannot be predicted. The Underlier has been highly volatile in the past — meaning that the price of the Underlier has changed considerably in relatively short periods — and its performance cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the face amount and held to the stated maturity date. If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below, such as interest rates, the volatility of the Underlier, the creditworthiness of BofA Finance, as issuer, and the creditworthiness of BAC, as guarantor. In addition, the initial estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by us and our affiliates) is less than the original price to public of your notes. For more information on the estimated value of your notes, see “Risk Factors — The Public Offering Price You Pay for the Notes Will Exceed Their Initial Estimated Value” on page PS-13 of this pricing supplement. The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Face Amount	$1,000
Upside Participation Rate	150.00%
Cap Level	115.03% of the Initial Underlier Level
Maximum Settlement Amount	$1,225.45 per note
Neither a Market Disruption Event nor a non-trading day occurs on the originally scheduled Determination Date, and the Underlier is not discontinued on or prior to such date
No change in or affecting the Underlier or the policies of the Underlier’s investment advisor or the method by which the index sponsor calculates the index.
Notes purchased on original issue date at the face amount and held to the stated maturity date

Moreover, we have not yet set the Initial Underlier Level that will serve as the baseline for determining the Underlier Return and the amount that we will pay on your notes, if any, at maturity. We will not do so until the trade date. As a result, the actual Initial Underlier Level may differ substantially from the price of the Underlier prior to the trade date and may be higher or lower than the actual closing price of the Underlier on that date.

For these reasons, the actual performance of the Underlier over the life of your notes, as well as the amount payable at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical prices of the Underlier shown elsewhere in this pricing supplement. For information about the historical prices of the Underlier during recent periods, see “The Underlier — Historical Closing Prices of the Underlier” below. Before investing in the offered notes, you should consult publicly available information to determine the prices of the Underlier between the date of this pricing supplement and the date of your purchase of the offered notes.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the Underlier Stocks.

The levels in the left column of the table below represent hypothetical Final Underlier Levels and are expressed as percentages of the Initial Underlier Level. The amounts in the right column represent the hypothetical Cash Settlement Amounts, based on the corresponding hypothetical Final Underlier Level, and are expressed as percentages of the face amount of a note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical Cash Settlement Amount of 100.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 100.000% of the face amount of a note, based on the corresponding hypothetical Final Underlier Level and the assumptions noted above.

Hypothetical Final Underlier Level (as Percentage of Initial Underlier Level)	Hypothetical Cash Settlement Amount (as Percentage of Face Amount)
150.000%	122.545%
140.000%	122.545%
130.000%	122.545%
115.030%	122.545%
115.000%	122.500%
110.000%	115.000%
105.000%	107.500%
100.000%	100.000%
90.000%	90.000%
80.000%	80.000%
75.000%	75.000%
50.000%	50.000%
25.000%	25.000%
0.000%	0.000%

If, for example, the Final Underlier Level were determined to be 25.000% of the Initial Underlier Level, the Cash Settlement Amount that we would deliver on your notes at maturity would be 25.000% of the face amount of your notes (which would be equal to a Cash Settlement Amount of $250.00), as shown in the table above. As a result, if you purchased your notes on the original issue date at the face amount and held them to the stated maturity date, you would lose 75.000% of your investment (if you purchased your notes at a premium to face amount you would lose a correspondingly higher percentage of your investment). If the Final Underlier Level were determined to be 0.000% of the Initial Underlier Level, you would lose your entire investment in the notes. In addition, if the Final Underlier Level were determined to be 150.000% of the Initial Underlier Level, the Cash Settlement Amount that we would deliver on your notes at maturity would be capped at the Maximum Settlement Amount of $1,225.45, or 122.545% of each $1,000 face amount of your notes, as shown in the table above. As a result, if you held your notes to the stated maturity date, you would not benefit from any increase in the Final Underlier Level of greater than 115.03% of the Initial Underlier Level.

The following chart shows a graphical illustration of the hypothetical Cash Settlement Amounts that we would pay on your notes on the stated maturity date, if the Final Underlier Level were any of the hypothetical levels shown on the horizontal axis. The hypothetical Cash Settlement Amounts in the chart are expressed as percentages of the face amount of your notes and the hypothetical Final Underlier Levels are expressed as percentages of the Initial Underlier Level. The chart shows that any hypothetical Final Underlier Level of less than 100.00% (the section left of the 100.00% marker on the horizontal axis) would result in a hypothetical Cash Settlement Amount of less than 100.000% of the face amount of your notes (the section below the 100.000% marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the notes. The chart also shows that any hypothetical Final Underlier Level of greater than or equal to 115.03% of the Initial Underlier Level (the section right of the 115.03% marker on the horizontal axis) would result in a capped return on your investment.

The Cash Settlement Amounts shown above are entirely hypothetical; they are based on market prices for the Underlier that may not be achieved on the Determination Date and on assumptions that may prove to be erroneous. The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical Cash Settlement Amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. The hypothetical Cash Settlement Amounts on notes held to the stated maturity date in the examples above assume you purchased your notes at their face amount and have not been adjusted to reflect the actual price to public you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the face amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Risk Factors — If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected” below.

Payments on the notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the notes are economically equivalent to a combination of an interest-bearing bond bought by the holder and one or more options entered into between the holder and us (with one or more implicit option premiums paid over time). The discussion in this paragraph does not modify or affect the terms of the notes or the U.S. federal income tax treatment of the notes, as described elsewhere in this pricing supplement.

We cannot predict the actual Final Underlier Level or what the market value of your notes will be on any particular trading day, nor can we predict the relationship between the price of the Underlier and the market value of your notes at any time prior to the stated maturity date. The actual amount that you will receive, if any, at maturity and the rate of return on the offered notes will depend on the actual Initial Underlier Level, the Cap Level and the Maximum Settlement Amount, which we will set on the trade date, and the actual Final Underlier Level determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your notes, if any, on the stated maturity date may be very different from the information reflected in the table and chart above.

RISK FACTORS

An investment in your notes is subject to the risks described below, as well as the risks and considerations described in the accompanying prospectus, prospectus supplement and product supplement. You should carefully review these risks and considerations as well as the terms of the notes described herein and in the accompanying prospectus, prospectus supplement and product supplement. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the Underlier Stocks, i.e., the stocks comprising the Underlier to which your notes are linked. You should carefully consider whether the offered notes are suited to your particular circumstances.

You May Lose Your Entire Investment in the Notes

You can lose your entire investment in the notes. The cash payment on your notes, if any, on the stated maturity date will be based on the performance of the Underlier as measured from the Initial Underlier Level set on the trade date (which could be higher or lower than the actual closing price of the Underlier on that date) to the closing price on the Determination Date. If the Final Underlier Level is less than the Initial Underlier Level, you will have a loss for each $1,000 of the face amount of your notes equal to the product of the Underlier Return times $1,000. Thus, you will be exposed to any decrease in the Final Underlier Level, and the return on your investment will be negative. You may lose your entire investment in the notes, which would include any premium to face amount you paid when you purchased the notes.

Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

The Return on Your Notes Will Be Limited to the Maximum Settlement Amount

Your ability to participate in any appreciation in the price of the Underlier over the life of your notes will be limited to the Cap Level. The Maximum Settlement Amount will limit the Cash Settlement Amount you may receive for each of your notes at maturity, no matter how much the price of the Underlier increases beyond the Cap Level over the life of your notes. Accordingly, the amount payable for each of your notes may be significantly less than it would have been had you invested directly in the Underlier Stocks.

Any Payment on the Notes Is Subject to Our Credit Risk and the Credit Risk of the Guarantor, and Actual or Perceived Changes in Our or the Guarantor’s Creditworthiness Are Expected to Affect the Value of the Notes

The notes are our senior unsecured debt securities. Any payment on the notes will be fully and unconditionally guaranteed by the Guarantor. The notes are not guaranteed by any entity other than the Guarantor. As a result, your receipt of the Cash Settlement Amount at maturity will be dependent upon our ability and the ability of the Guarantor to repay our obligations under the notes on the stated maturity date, regardless of the price of the Underlier. No assurance can be given as to what our financial condition or the financial condition of the Guarantor will be on the stated maturity date. If we and the Guarantor become unable to meet our respective financial obligations as they become due, you may not receive the amounts payable under the terms of the notes.

In addition, our credit ratings and the credit ratings of the Guarantor are assessments by ratings agencies of our respective abilities to pay our obligations. Consequently, our or the Guarantor’s perceived creditworthiness and actual or anticipated decreases in our or the Guarantor’s credit ratings or increases in the spread between the yield on our respective securities and the yield on U.S. Treasury securities (the “credit spread”) prior to the stated maturity date may adversely affect the market value of the notes. However, because your return on the notes depends upon factors in addition to our ability and the ability of the Guarantor to pay our respective obligations, such as the price of the Underlier, an improvement in our or the Guarantor’s credit ratings will not reduce the other investment risks related to the notes.

We Are a Finance Subsidiary and, as Such, Will Have Limited Assets and Operations

We are a finance subsidiary of BAC and will have no assets, operations or revenues other than those related to the issuance, administration and repayment of our debt securities that are guaranteed by the Guarantor. As a finance subsidiary, to meet our obligations under the notes, we are dependent upon payment or contribution of funds and/or repayment of outstanding loans from the Guarantor and/or its other subsidiaries. Therefore, our ability to make payments on the notes may be limited. In addition, we will have no independent assets available for distributions to holders of the notes if they make claims in respect of the notes in a bankruptcy, resolution or similar proceeding. Accordingly, any recoveries by such holders may be limited to those available under the related guarantee by the Guarantor, and that guarantee will rank equally with all other unsecured senior obligations of the Guarantor.

The Public Offering Price You Pay for the Notes Will Exceed Their Initial Estimated Value

The initial estimated value of the notes that is provided in this preliminary pricing supplement, and that will be provided in the final pricing supplement, are each an estimate only, determined as of a particular point in time by reference to our and our affiliates’ pricing models. These pricing models consider certain assumptions and variables, including our credit spreads and those of the Guarantor, the Guarantor’s internal funding rate, mid-market terms on hedging transactions, expectations on interest rates, dividends and volatility, price-sensitivity analysis, and the expected term of the notes. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect.

The initial estimated value does not represent a minimum or maximum price at which we, the Guarantor, MLPF&S or any other entities would be willing to purchase your notes in any secondary market (if any exists) at any time. The value of your notes at any time after the date of this pricing supplement will vary based on many factors that cannot be predicted with accuracy, including our and the Guarantor’s creditworthiness and changes in market conditions.

If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for them and lower than their initial estimated value. This is due to, among other things, changes in the price of the Underlier, the Guarantor’s internal funding rate, and the inclusion in the public offering price of the underwriting discount and the hedging related charges, all as further described in “Structuring the Notes” below. These factors, together with various credit, market and economic factors over the term of the notes, are expected to reduce the price at which you may be able to sell the notes in any secondary market and will affect the value of the notes in complex and unpredictable ways.

The Price of the Notes That May Be Paid by MLPF&S (and Which May Be Reflected on Customer Account Statements) May Be Higher than the Then-Current Estimated Value of the Notes for a Limited Time Period After the Trade Date

As agreed by MLPF&S and the distribution participants, for approximately a three-month period after the trade date, MLPF&S expects to offer to buy the notes in the secondary market at a price that will exceed the estimated value of the notes at that time. The amount of this excess, which represents a portion of the underwriting discount and the hedging-related charges expected to be realized by MLPF&S and the distribution participants over the term of the notes, will decline to zero on a straight line basis over that three-month period. Accordingly, the estimated value of your notes during this initial three-month period may be lower than the value shown on your customer account statements. Thereafter, if MLPF&S buys or sells your notes, it will do so at prices that reflect the estimated value determined by reference to its pricing models at that time. Any price at any time after the trade date will be based on then-prevailing market conditions and other considerations, including the performance of the Underlier and the remaining term of the notes. However, none of us, the Guarantor, MLPF&S or any other party is obligated to purchase your notes at any price or at any time, and we cannot assure you that any party will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

We Cannot Assure You that a Trading Market for Your Notes Will Ever Develop or Be Maintained

We will not list the notes on any securities exchange. We cannot predict how the notes will trade in any secondary market or whether that market will be liquid or illiquid.

The development of a trading market for the notes will depend on the Guarantor’s financial performance and other factors, including changes in the price of the Underlier. The number of potential buyers of your notes in any secondary market may be limited. We anticipate that MLPF&S will act as a market-maker for the notes, but none of us, the Guarantor or MLPF&S is required to do so. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market. MLPF&S may discontinue its market-making activities as to the notes at any time. To the extent that MLPF&S engages in any market-making activities, it may bid for or offer the notes. Any price at which MLPF&S may bid for, offer, purchase, or sell any notes may differ from the values determined by pricing models that it may use, whether as a result of dealer discounts, mark-ups, or other transaction costs. These bids, offers, or completed transactions may affect the prices, if any, at which the notes might otherwise trade in the market.

In addition, if at any time MLPF&S were to cease acting as a market-maker as to the notes, it is likely that there would be significantly less liquidity in the secondary market. In such a case, the price at which the notes could be sold likely would be lower than if an active market existed.

The Policies of the Underlier’s Investment Advisor, SSGA Funds Management, Inc., and S&P Dow Jones Indices LLC, the Sponsor of the Index, Could Affect the Amount Payable on the Notes, if Any, and Their Market Value

The Underlier’s investment advisor, SSGA Funds Management, Inc. (“SSGA,” or the “investment advisor”) may from time to time make certain decisions or judgments with respect to the implementation of policies concerning the calculation of the net asset value of the Underlier, additions, deletions or substitutions of the Underlier Stocks, and the manner in which changes affecting the index are reflected in the Underlier. These decisions or judgments could affect the market price of the shares of the Underlier and, therefore, the amount payable on the notes, if any, at maturity and the market value of the notes prior to maturity. The amount payable on the notes, if any, and their market value could also be affected if the investment advisor discontinues or suspends calculation or publication of the net asset value of the Underlier, in which case it may become difficult to determine the market value of the notes. If events such as these occur, the calculation agent will determine the amount payable, if any, at maturity as described herein and in the product prospectus supplement.

In addition, the index sponsor publishes the index and is responsible for the design and maintenance of the index. The policies of the index sponsor concerning the calculation of the index, including decisions regarding the addition, deletion or substitution of the securities included in the index, could affect the market prices of shares of the Underlier and, therefore, the amount payable on your notes and their market value.

There Are Risks Associated with the Underlier

Although the Underlier’s shares are listed for trading on NYSE Arca, Inc. (“NYSE Arca”) and a number of similar products have been traded on the NYSE Arca or other securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Underlier or that there will be liquidity in the trading market.

In addition, the Underlier is subject to management risk, which is the risk that the investment advisor’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. For example, the investment advisor may select up to 5% of the Underlier’s assets to be invested in shares of equity securities that are not included in the index. The Underlier is also not actively managed and may be affected by a general decline in market segments relating to the index. The investment advisor invests in securities included in, or representative of, the index regardless of their investment merits. The investment advisor does not attempt to take defensive positions in declining markets.

In addition, the Underlier is subject to custody risk, which refers to the risks in the process of clearing and settling trades and to the holding of securities by local banks, agent and depositories. Low trading volumes and volatile prices in less developed markets make trades harder to complete and settle, and governments or trade groups may compel local agents to hold securities in designated depositories that are not subject to independent evaluation. The less developed a country’s securities market is, the greater the likelihood of custody problems.

The Underlier and the Index Are Different and the Performance of the Underlier May Not Correlate with the Performance of the Index as Well as the Net Asset Value Per Share of the Underlier, Especially During Periods of Market Volatility

Although the Underlier is designed to track the performance of the index, the performance of the Underlier and that of its index generally will vary due to, for example, transaction costs, management fees, certain corporate actions, and timing variances. Moreover, it is also possible that the performance of the Underlier may not fully replicate or may, in certain circumstances, diverge significantly from the performance of its index. This could be due to, for example, the Underlier not holding all or substantially all of the securities included in the index and/or holding assets that are not included in the index, the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments held by the Underlier, differences in trading hours between the Underlier (or the securities held by the Underlier) and the index, or due to other circumstances. This variation in performance is called the “tracking error,” and, at times, the tracking error may be significant.

In addition, because the shares of the Underlier are traded on a securities exchange and are subject to market supply and investor demand, the market price of one share of the Underlier may differ from its net asset value per share; shares of the Underlier may trade at, above, or below its net asset value per share.

During periods of market volatility, securities held by the Underlier may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per share of the Underlier and the liquidity of the Underlier may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares of the Underlier. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of the Underlier. As a result, under these circumstances, the market value of shares of the Underlier may vary substantially from the net asset value per share of the Underlier.

For the foregoing reasons, the performance of the Underlier may not match the performance of its index over the same period. Because of this variance, the return on the notes to the extent dependent on the performance of the Underlier may not be the same as an investment directly in the securities or other assets included in the index or the same as a debt security with a return linked to the performance of the index.

MLPF&S, Acting as the Index Compilation Agent, Determines the Composition of the Index Based on the Sector Classification Methodology of S&P Dow Jones Indices

The stocks included in the index are selected by MLPF&S (the “Index Compilation Agent”). The Index Compilation Agent assigns a company’s stock to the index based on S&P Dow Jones Indices’s sector classification methodology as set forth in its Global Industry Classification Standard. S&P Dow Jones Indices LLC (“S&P Dow Jones Indices”) has sole control over the removal of stocks from the S&P 500® Index and the selection of replacement stocks to be added to the S&P 500® Index. The Index Compilation Agent will compile the index without regard to the notes. The Index Compilation Agent has no obligation to take the interests of the holders of the notes into consideration in compiling the index.

The Stocks Held by the Underlier Are Concentrated in One Sector and Adverse Conditions in the Technology Sector May Reduce Your Return on the Notes

All of the stocks held by the Underlier are issued by companies in the technology sector. As a result, the stocks that will determine the performance of the notes are concentrated in one sector. Although an investment in the notes will not give holders any ownership or other direct interests in the Underlier or the stocks held by Underlier, the return on an investment in the notes will be subject to certain risks associated with a direct equity investment in companies in the technology sector. Market or economic factors impacting technology companies and companies that rely heavily on technological advances could have a major effect on the value of the Underlier’s investments. The prices of stocks of technology companies and companies that rely heavily on technology are particularly vulnerable to rapid changes in technology product cycles, rapid product obsolescence, government regulation and competition, both domestically and internationally, including competition from foreign competitors with lower production costs. Stocks of technology companies and companies that rely heavily on technology, especially those of smaller, less-seasoned companies, tend to be more volatile than the overall market. Technology companies are heavily dependent on patent and intellectual property rights, the loss or impairment of which may adversely affect profitability. Additionally, companies in the technology sector may face dramatic and often unpredictable changes in growth rates and competition for the services of qualified personnel. Any of these factors may have an adverse effect on the return on the notes. Accordingly, by investing in the notes, you will not benefit from the diversification which could result from an investment linked to companies that operate in multiple sectors.

A limited number of Underlier Stocks May Affect the Price of the Underlier and the Underlier Is Not Necessarily Representative of the Technology Sector

The Underlier holds more than 70 stocks as of November 30, 2017; however, over 43% of the Underlier was invested in the stocks of just four companies—Apple Inc., Microsoft Corporation, Facebook Inc. and Alphabet Inc. Any reduction in the market price of those securities is likely to have a substantial adverse impact on the price of the Underlier and the value of the notes. Because of the weighting of the holdings of the Underlier, the amount you receive at maturity could be less than the payment at maturity you would have received if you had invested in a product linked to an underlier that capped the maximum weight of any one stock to a low amount or that equally weighted all stocks held by such underlier.

While the securities held by the Underlier are common stocks of companies generally considered to be involved in various segments of the technology sector, the securities held by the Underlier may not follow the price movements of the entire technology sector generally. If the securities held by the Underlier decline in value, the Underlier will decline in value even if security prices in the technology sector generally increase in value.

You Have Limited Anti-Dilution Protection

The calculation agent may adjust the Final Underlier Level to reflect certain corporate actions by the Underlier, as described in the section “Description of the Notes— Anti-Dilution and Discontinuance Adjustments Relating to ETFs –Anti-Dilution Adjustments for an ETF” in the accompanying product supplement. The calculation agent will not be required to make an adjustment for every event that may affect the Underlier and will have broad discretion to determine whether and to what extent an adjustment is required.

The Return on Your Notes Will Not Reflect Any Dividends Paid on the Underlier or the Underlier Stocks

The return on your notes will not reflect the return you would realize if you actually owned the Underlier and received the distributions paid on the shares of the Underlier. You will not receive any dividends that may be paid on any of the Underlier Stocks by the Underlier Stock issuers or the shares of the Underlier. See “—You Have No Shareholder Rights or Rights to Receive Any Shares of the Underlier or Any Underlier Stock” below for additional information.

The Amount Payable on Your Notes Is Not Linked to the Price of the Underlier at Any Time Other than the Determination Date

The Final Underlier Level will be the closing price of the Underlier on the Determination Date (subject to adjustment as described elsewhere in this pricing supplement). Therefore, if the closing price of the Underlier decreased significantly on the Determination Date, the Cash Settlement Amount for your notes may be significantly less than it would have been had the Cash Settlement Amount been linked to the closing price of the Underlier prior to such decrease in the price of the Underlier. Although the actual price of the Underlier on the stated maturity date or at other times during the life of your notes may be higher than the Final Underlier Level, you will not benefit from the closing price of the Underlier at any time other than on the Determination Date.

Your Notes Will Not Bear Interest

You will not receive any interest payments on your notes. As a result, even if the Cash Settlement Amount payable for your notes on the stated maturity date exceeds the face amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

The Initial Underlier Level Will Be Determined at the Discretion of the Calculation Agent

The Initial Underlier Level will be the closing price or an intraday price of the Underlier on the trade date, as determined by the calculation agent in its sole discretion. As such, the Initial Underlier Level may not be based on the closing price of the Underlier on the trade date. The Initial Underlier Level may be higher or lower than the actual closing price of the Underlier on the trade date.

The Probability that the Final Underlier Level Will Be Less Than the Initial Underlier Level Will Depend in Part on the Volatility of the Underlier

“Volatility” refers to the frequency and magnitude of changes in the price of the Underlier. The greater the expected volatility with respect to the Underlier on the trade date, the higher the expectation as of the trade date that the Final Underlier Level could be less than the Initial Underlier Level, indicating a higher expected risk of loss on the notes. The terms of the notes are set, in part, based on expectations about the volatility of the Underlier as of the trade date. The volatility of the Underlier can change significantly over the term of the notes. The price of the Underlier could fall sharply, which could result in a significant loss of principal. You should be willing to accept the downside market risk of the Underlier and the potential to lose a significant amount of your principal at maturity.

You Have No Shareholder Rights or Rights to Receive Shares of the Underlier or Any Underlier Stock

Investing in your notes will not make you a holder of the Underlier or any of the Underlier Stocks. Neither you nor any other holder or owner of your notes will have any rights with respect to the Underlier or the Underlier Stocks, including voting rights, any right to receive dividends or other distributions, any rights to make a claim against the Underlier or the Underlier Stocks or any other rights of a holder of the Underlier or the Underlier Stocks. Your notes will be paid in cash and you will have no right to receive delivery of shares of the Underlier or any Underlier Stocks.

We May Sell Additional Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this pricing supplement. The price to public of the notes in the subsequent sale may differ substantially (higher or lower) from the original price to public you paid as provided on the cover of this pricing supplement.

If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected

The Cash Settlement Amount will not be adjusted based on the price to public you pay for the notes. If you purchase notes at a price that differs from the face amount of the notes, then the return on your investment in such notes held to the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at face amount. If you purchase your notes at a premium to face amount and hold them to the stated maturity date, the return on your investment in the notes will be lower than it would have been had you purchased the notes at face amount or a discount to face amount. In addition, the impact of the Cap Level on the return on your investment will depend upon the price you pay for your notes relative to face amount. For example, if you purchase your notes at a premium to face amount, the Cap Level will only permit a lower positive return in your investment in the notes than would have been the case for notes purchased at face amount or a discount to face amount.

If the Price of the Underlier Changes, the Market Value of Your Notes May Not Change in the Same Manner

Your notes may trade quite differently from the performance of the Underlier. Changes in the levels of the Underlier may not result in a comparable change in the market value of your notes. We discuss some of the reasons for this disparity under “ — The Market Value of the Notes Will Be Affected by Various Factors That Interrelate in Complex Ways, and Their Market Value May Be Less Than the Face Amount” below.

Trading and Hedging Activities by Us, the Guarantor and Any of Our Other Affiliates May Affect Your Return on the Notes and Their Market Value

We, the Guarantor and our other affiliates, including MLPF&S, and any other distributors of the notes may buy or sell the securities represented by the Underlier, or futures or options contracts on the Underlier or those securities, or other listed or over-the-counter derivative instruments linked to the Underlier or the Underlier Stocks. We, the Guarantor and any of our other affiliates, including MLPF&S, and any other distributors of the notes may execute such purchases or sales for our own or their own accounts, for business reasons, or in connection with hedging our obligations under the notes. These transactions could affect the value of these securities and, in turn, the value of the Underlier in a manner that could be adverse to your investment in the notes. On or before the applicable trade date, any purchases or sales by us, the Guarantor or other entities (including for the purpose of hedging anticipated exposures) may affect the price of the Underlier or the Underlier Stocks. Consequently, the price of the Underlier or the prices of the Underlier Stocks may change subsequent to the trade date of an issue of the notes, adversely affecting the market value of the notes.

We, the Guarantor or one or more of our other affiliates, including MLPF&S, and any other distributors of the notes may also engage in hedging activities that could affect the price of the Underlier on the trade date. In addition, these activities may decrease the market value of your notes prior to maturity, and may affect the amounts to be paid on the notes. We, the Guarantor or one or more of our other affiliates, including MLPF&S, and any other distributors of the notes may purchase or otherwise acquire a long or short position in the notes and may hold or resell the notes. For example, MLPF&S may enter into these transactions in connection with any market making activities in which they engage. We cannot assure you that these activities will not adversely affect the price of the Underlier, the market value of your notes prior to maturity or the amounts payable on the notes.

Our Trading, Hedging and Other Business Activities May Create Conflicts of Interest With You

We, the Guarantor or one or more of our other affiliates, including MLPF&S, and any other distributors of the notes may engage in trading activities related to the Underlier and to the Underlier Stocks that are not for your account or on your behalf. We, the Guarantor or one or more of our other affiliates, including MLPF&S, and any other distributors of the notes also may issue or underwrite other financial instruments with returns based upon the Underlier. These trading and other business activities may present a conflict of interest between your interest in the notes and the interests we, the Guarantor and our other affiliates, including MLPF&S, and any other distributors of the notes may have in our proprietary accounts, in facilitating transactions, including block trades, for our or their other customers, and in accounts under our or their management. These trading and other business activities, if they influence the price of the Underlier or secondary trading in your notes, could be adverse to your interests as a beneficial owner of the notes.

We expect to enter into arrangements or adjust or close out existing transactions to hedge our obligations under the notes. We, the Guarantor or our other affiliates, including MLPF&S, and any other distributors of the notes also may enter into hedging transactions relating to other notes or instruments, some of which may have returns calculated in a manner related to the notes. We may enter into such hedging arrangements with one of our affiliates. Our affiliates or such other distributors may enter into additional hedging transactions with other parties relating to the notes and the Underlier. This hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, or the hedging activity could also result in a loss. We and these other entities will price these hedging transactions with the intent to realize a profit, regardless of whether the value of the notes increases or decreases. Any profit in connection with such hedging activities will be in addition to any other compensation that we or other parties receive for the sale of the notes, which creates an additional incentive to sell the notes to you.

There May Be Potential Conflicts of Interest Involving the Calculation Agent, Which Is an Affiliate of Ours. We Have the Right to Appoint and Remove the Calculation Agent

MLPF&S will be the calculation agent for the notes and, as such, will make a variety of determinations relating to the notes, including the amounts that will be paid on the notes. Under some circumstances, these duties could result in a conflict of interest between its status as our affiliate and its responsibilities as calculation agent. These conflicts could occur, for instance, in connection with the calculation agent’s determination as to whether a Market Disruption Event has occurred. The calculation agent will be required to carry out its duties in good faith and use its reasonable judgment. However, because we expect that the Guarantor will control the calculation agent, potential conflicts of interest could arise.

The Market Value of the Notes Will Be Affected by Various Factors That Interrelate in Complex Ways, and Their Market Value May Be Less Than the Face Amount

If you wish to liquidate your investment in the notes prior to maturity, your only option would be to sell them in the secondary market. At that time, there may be an illiquid market for your notes or no market at all. Even if you were able to sell your notes, there are many factors outside of our control that may affect their market value, such as the level and the volatility of the Underlier, economic and other conditions generally, interest rates, dividend yields on the securities represented by the Underlier, exchange rate movements and volatility, our and the guarantor’s financial condition and creditworthiness, time to maturity. The impact of any one factor may be offset or magnified by the effect of another factor. See “Risk Factors—General Risks Relating to the Notes—The notes are not designed to be short-term trading instruments and if you attempt to sell the notes prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than the principal amount” beginning on page PS-8 of product supplement EQUITY-1.

The U.S. Federal Income Tax Consequences of an Investment in the Notes Are Uncertain, and May Be Adverse to a Holder of the Notes

No statutory, judicial, or administrative authority directly addresses the characterization of the notes or securities similar to the notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the notes are not certain. Under the terms of the notes, you will have agreed with us to treat the notes as single financial contracts, as described under “U.S. Federal Income Tax Summary—General.” If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization for the notes, the timing and character of gain or loss with respect to the notes may differ. No ruling will be requested from the IRS with respect to the notes and no assurance can be given that the IRS will agree with the statements made in the section entitled “U.S. Federal Income Tax Summary.” You are urged to consult with your own tax advisor regarding all aspects of the U.S. federal income tax consequences of investing in the notes.

THE UNDERLIER

All disclosures contained in this pricing supplement regarding the Underlier have been derived from publicly available sources. None of us, the Guarantor, MLPF&S or any of our other affiliates has independently verified the accuracy or completeness of the following information.

We are not affiliated with the Underlier, and the Underlier will not have any obligations with respect to the notes. This pricing supplement relates only to the notes and does not relate to the Underlier or to any securities included in the index. None of us, the Guarantor, MLPF&S or any of our other affiliates has participated or will participate in the preparation of the publicly available documents. None of us, the Guarantor, MLPF&S or any of our other affiliates has made any due diligence inquiry with respect to the Underlier in connection with the offering of the notes. There can be no assurance that all events occurring prior to the date of this pricing supplement, including events that would affect the accuracy or completeness of these publicly available documents, that would affect the trading price of the Underlier have been or will be publicly disclosed. Subsequent disclosure of any events or the disclosure of or failure to disclose material future events concerning the Underlier could affect the price of the Underlier and therefore could affect your return on the notes.

We obtained the following fee information from the Underlier’s website, without independent verification. The investment advisor is entitled to receive a management fee from the Underlier based on a percentage of the Underlier’s average daily net assets, at an annual rate of 0.04%. In addition, the Underlier has adopted a Distribution and Service Plan under which payments of up to 0.04% of average daily net assets may be made. The Underlier also incurs other operating expenses up to an annual rate of 0.06%. As of December 1, 2017, the expense ratio of the Underlier was 0.14% per annum.

For additional information regarding SSGA, the Underlier and the risk factors attributable to the Underlier, please see the Prospectus, as amended to date, filed as part of the Registration Statement on Form N-1A with the SEC under the Securities Act of 1933, as amended, and under the Investment Company Act of 1940, as amended. Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC’s website at www.sec.gov. In addition, information regarding the Underlier, including its top portfolio holdings, may be obtained from other sources including, but not limited to, press releases, newspaper articles, other publicly available documents, and the SPDR® website at https://us.spdrs.com/en. We are not incorporating by reference the website or any material it includes in this pricing supplement. Neither we nor the selling agent makes any representation or warranty as to the accuracy or completeness of any such material.

The Technology Select Sector SPDR® Fund

The shares of the Underlier are issued by Select Sector SPDR® Trust, a registered investment company. The Underlier seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the Technology Select Sector Index (the “index”). The Underlier trades on the NYSE Arca under the ticker symbol “XLK.”

The Underlier measures the performance of the technology and telecom sector of the U.S. equity market. The Underlier is composed of equity securities of companies from technology hardware, storage, and peripherals; software; diversified telecommunication services; communications equipment; semiconductors and semiconductor equipment; internet software and services; IT services; electronic equipment, instruments and components; and wireless telecommunication services.

The Underlier utilizes a “passive” or “indexing” investment approach in attempting to track the performance of the index. The Underlier will invest in all of the securities which comprise the index. The Underlier will normally invest at least 95% of its total assets in common stocks that comprise the index.

The following table displays the top holdings of the Underlier. We obtained the information in the tables below from the SPDR® website without independent verification.

Technology Select Sector SPDR® Fund Top Ten Holdings as of November 30, 2017

Underlier Stock Issuer	Percentage (%)
Apple Inc.	14.99%
Microsoft Corporation	10.95%
Facebook Inc. Class A	7.09%
Alphabet Inc. Class A	5.22%
Alphabet Inc. Class C	5.21%
AT&T Inc.	3.77%
Intel Corporation	3.57%
Visa Inc. Class A	3.49%
Cisco Systems Inc.	3.16%
Verizon Communications Inc.	2.90%
Total	60.35%

See Annex A for information regarding each holding of the Underlier that comprises more than 5% of the Underlier.

Investment Objective and Strategy

The Underlier seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the Technology Select Sector Index. SSGA uses a replication strategy to try to achieve the Underlier’s investment objective, which means that the Underlier generally invests in substantially all of the securities represented in the index it tracks in approximately the same proportions as the index. In certain situations or market conditions, the Underlier may temporarily depart from its normal investment policies and strategies provided that the alternative is consistent with the Underlier’s investment objective and is in the best interest of the Underlier. For example, if the Underlier is unable to invest directly in a component security or if a derivative investment may provide higher liquidity than other types of investments, it may make larger than normal investments in derivatives to maintain exposure to the index that it tracks. Consequently, under such circumstances, such Underlier may invest in a different mix of investments than it would under normal circumstances. The Underlier is managed with a passive investment strategy, attempting to track the performance of an unmanaged index of securities. This differs from an actively managed Underlier, which typically seeks to outperform a benchmark index.

Notwithstanding the Underlier’s investment objective, the return on your notes will not reflect any dividends paid on the Underlier shares, on the securities purchased by the Underlier or on the securities that comprise the index.

Replication Strategy

The Underlier uses a replication strategy to attempt to track the performance of the index. This strategy involves investing in substantially all of the securities represented in the index in approximately the same proportions as the index. Under normal market conditions, the Underlier generally invests substantially all, but at least 95%, of its total assets in the securities comprising the index. The Underlier will provide shareholders with at least 60 days notice prior to any material change in this 95% investment policy.

Correlation

Although SSGA seeks to track the performance of the index as closely as possible (i.e., achieve a high degree of correlation with the return of the index), the Underlier’s return may not match or achieve a high degree of correlation with the return of the index due to, among other things, operating expenses, transaction costs, cash flows, regulatory requirements and operational inefficiencies. For example, SSGA anticipates that it may take several business days for additions and deletions to the index to be reflected in the Underlier’s portfolio composition.

Industry Concentration Policy

The Underlier will concentrate its investments in a particular industry or group of industries to approximately the same extent that the index is concentrated.

Creation Units

Prior to trading in the secondary market, shares of the Underlier are issued at net asset value to certain institutional investors (typically market makers or other broker-dealers) only in block-size units, known as creation units, of 50,000 shares or multiples thereof. As a practical matter, only institutions, market makers or large investors purchase or redeem creation units. The principal consideration for a specified number of creation units (which may be revised at any time without notice) is a basket of securities and/or cash that constitutes a substantial replication, or a representation, of the securities included in the index.

Except when aggregated in creation units (or upon the liquidation of the Underlier), shares of the Underlier are not redeemable securities. There can be no assurance that there will be sufficient liquidity in the public trading market at any time to permit assembly of a creation unit.

Share Prices

The trading prices of the Underlier’s shares will fluctuate continuously throughout trading hours based on market supply and demand rather than the Underlier’s net asset value, which is calculated at the end of each business day. The trading price of the Underlier’s shares may deviate significantly from its net asset value during periods of market volatility. The New York Stock Exchange disseminates an indicative optimized portfolio value of the Underlier every fifteen seconds throughout the trading day. The indicative optimized portfolio value calculations are estimates of the values of the Underlier’s net asset value per share using market data.

The Select Sector Indices

The index is one of the Select Sector Indices. The Select Sector Indices are sub-indices of the S&P 500® Index. Each stock in the S&P 500® Index is allocated to at least one Select Sector Index, and the combined companies of the ten Select Sector Indices represent all of the companies in the S&P 500® Index. The industry indices are sub-categories within each Select Sector Index and represent a specific industry segment of the overall Select Sector Index. The ten Select Sector Indices seek to represent the eleven S&P 500® Index sectors. The S&P 500® Index sectors, with the approximate percentage of the market capitalization of the S&P 500® Index included in each sector as of November 30, 2017 indicated in parentheses: Information Technology (24.0%); Financials (14.8%); Health Care (14.1%);Consumer Discretionary (12.1%); Industrials (10.1%); Consumer Staples (8.1%); Energy (5.8%); Utilities (3.1%); Materials (3.0%); Real Estate (2.9%); and Telecommunication Services (2.0%). MLPF&S, acting as the Index Compilation Agent, determines the composition of the Select Sector Indices based on S&P’s sector classification methodology. (Sector designations are determined by the index sponsor using criteria it has selected or developed. Index sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ. As a result, sector comparisons between indices with different index sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.)

Each Select Sector Index was developed and is maintained in accordance with the following criteria:

●	Each of the component stocks in a Select Sector Index (the “Component Stocks”) is a constituent company of the S&P 500® Index.
●	The ten Select Sector Indices together will include all of the companies represented in the S&P 500® Index and each of the stocks in the S&P 500® Index will be allocated to at least one of the Select Sector Indices.
●	The Index Compilation Agent assigns each constituent stock of the S&P 500® Index to a Select Sector Index. The Index Compilation Agent assigns a company’s stock to a particular Select Sector Index based on S&P Dow Jones Indices’s sector classification methodology as set forth in its Global Industry Classification Standard.
●	Each Select Sector Index is calculated by S&P Dow Jones Indices using a modified “market capitalization” methodology. This design ensures that each of the component stocks within a Select Sector Index is represented in a proportion consistent with its percentage with respect to the total market capitalization of that Select Sector Index.
●	For reweighting purposes, each Select Sector Index is rebalanced quarterly after the close of business on the second to last calculation day of March, June, September and December using the following procedures: (1) The rebalancing reference date is two business days prior to the last calculation day of each quarter; (2) With prices reflected on the rebalancing reference date, and membership, shares outstanding, additional weight factor (capping factor) and investable weight factors (as described in the section “Computation of the S&P 500 Index®” below) as of the rebalancing effective date, each company is weighted using the modified market capitalization methodology. Modifications are made as defined below.

(i) The indices are first evaluated to ensure none of the indices breach the maximum allowable limits defined in rules (ii) and (v) below. If any of the allowable limits are breached, the component stocks are reweighted based on their float-adjusted market capitalization weights

(ii) If any component stock has a weight greater than 24%, that component stock has its float-adjusted market capitalization weight capped at 23%. The 23% weight cap creates a 2% buffer to ensure that no component stock exceeds 25% as of the quarter-end diversification requirement date.

(iii) All excess weight is equally redistributed to all uncapped component stocks within the relevant Select Sector Index.

(iv) After this redistribution, if the float-adjusted market capitalization weight of any other component stock(s) then breaches 23%, the process is repeated iteratively until no component stock s breaches the 23% weight cap.

(v) The sum of the component stocks with weight greater than 4.8% cannot exceed 50% of the total index weight. These caps are set to allow for a buffer below the 5% limit.

(vi) If the rule in step (v) is breached, all the component stocks are ranked in descending order of their float-adjusted market capitalization weights and the first component stock that causes the 50% limit to be breached has its weight reduced to 4.6%.

(vii) This excess weight is equally redistributed to all component stocks with weights below 4.6%. This process is repeated iteratively until step (v) is satisfied.

(viii) Index share amounts are assigned to each component stock to arrive at the weights calculated above. Since index shares are assigned based on prices one business day prior to rebalancing, the actual weight of each component stock at the rebalancing differs somewhat from these weights due to market movements.

(ix) If necessary, the reweighting process may take place more than once prior to the close on the last business day of March, June, September or December to ensure conformity with all diversification requirements.

Each Select Sector Index is calculated using the same methodology utilized by S&P Dow Jones Indices in calculating the S&P 500® Index, using a base-weighted aggregate methodology. The daily calculation of each Select Sector Index is computed by dividing the total market value of the companies in the Select Sector Index by a number called the index divisor.

The Index Compilation Agent at any time may determine that a Component Stock which has been assigned to one Select Sector Index has undergone such a transformation in the composition of its business, and should be removed from that Select Sector Index and assigned to a different Select Sector Index. In the event that the Index Compilation Agent notifies S&P Dow Jones Indices that a Component Stock’s Select Sector Index assignment should be changed, S&P Dow Jones Indices will disseminate notice of the change following its standard procedure for announcing index changes and will implement the change in the affected Select Sector Indices on a date no less than one week after the initial dissemination of information on the sector change to the maximum extent practicable. It is not anticipated that Component Stocks will change sectors frequently.

Component Stocks removed from and added to the S&P 500® Index will be deleted from and added to the appropriate Select Sector Index on the same schedule used by S&P Dow Jones Indices for additions and deletions from the S&P 500® Index insofar as practicable.

The Technology Select Sector Index

The index (index symbol: “IXT”) is a modified market capitalization-based index. The index is intended to track the movements of companies that are components of the S&P 500® Index and are involved in the development or production of the technology and telecom sector. The index includes companies from companies from technology hardware, storage, and peripherals; software; diversified telecommunication services; communications equipment; semiconductors and semiconductor equipment; internet software and services; IT services; electronic equipment, instruments and components; and wireless telecommunication services. The index was established on December 16, 1998.

As of November 30, 2017, the top ten constituents of the index were as follows: Apple Inc., Microsoft Corporation, Facebook Inc. Class A, Alphabet Inc. Class A, Alphabet Inc. Class C, AT&T Inc., Intel Corporation, Visa Inc. Class A, Cisco Systems Inc., and Verizon Communications Inc.

The S&P 500® Index

The S&P 500® Index includes a representative sample of 500 companies in leading industries of the U.S. economy. The S&P 500® Index is intended to provide an indication of the pattern of common stock price movement. The calculation of the level of the S&P 500® Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943.

Effective March 10, 2017, company additions to the S&P 500® Index must have an unadjusted company market capitalization of $6.1 billion or more (an increase from the previous requirement of an unadjusted company market capitalization of $5.3 billion or more).

The index sponsor calculates the S&P 500® Index by reference to the prices of the constituent stocks of the S&P 500® Index without taking account of the value of dividends paid on those stocks. As a result, the return on the notes will not reflect the return you would realize if you actually owned the index constituent stocks and received the dividends paid on those stocks. Additional information is available on the following websites: us.spindices.com/indices/equity/sp-500 and spdji.com/. We are not incorporating by reference the websites or any material they include in this pricing supplement.

Computation of the S&P 500® Index

While the index sponsor currently employs the following methodology to calculate the S&P 500® Index, no assurance can be given that the index sponsor will not modify or change this methodology in a manner that may affect the Cash Settlement Amount.

Historically, the market value of any component stock of the S&P 500® Index was calculated as the product of the market price per share and the number of then outstanding shares of such component stock. In March 2005, the index sponsor began shifting the S&P 500® Index halfway from a market capitalization weighted formula to a float-adjusted formula, before moving the S&P 500® Index to full float adjustment on September 16, 2005. The index sponsor’s criteria for selecting stocks for the S&P 500® Index did not change with the shift to float adjustment. However, the adjustment affects each company’s weight in the S&P 500® Index.

Under float adjustment, the share counts used in calculating the S&P 500® Index reflect only those shares that are available to investors, not all of a company’s outstanding shares. Float adjustment excludes shares that are closely held by control groups, other publicly traded companies or government agencies.

In September 2012, all shareholdings representing more than 5% of a stock’s outstanding shares, other than holdings by “block owners,” were removed from the float for purposes of calculating the S&P 500® Index. Generally, these “control holders” will include officers and directors, private equity, venture capital and special equity firms, other publicly traded companies that hold shares for control, strategic partners, holders of restricted shares, ESOPs, employee and family trusts, foundations associated with the company, holders of unlisted share classes of stock, government entities at all levels (other than government retirement/pension funds) and any individual person who controls a 5% or greater stake in a company as reported in regulatory filings. However, holdings by block owners, such as depositary banks, pension funds, mutual funds and ETF providers, 401(k) plans of the company, government retirement/pension funds, investment funds of insurance companies, asset managers and investment funds, independent foundations and savings and investment plans, will ordinarily be considered part of the float.

Treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. Shares held in a trust to allow investors in countries outside the country of domicile, such as depositary shares and Canadian exchangeable shares are normally part of the float unless those shares form a control block.

For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares by the total shares outstanding. Available float shares are defined as the total shares outstanding less shares held by control holders. This calculation is subject to a 5% minimum threshold for control blocks. For example, if a company’s officers and directors hold 3% of the company’s shares, and no other control group holds 5% of the company’s shares, the index sponsor would assign that company an IWF of 1.00, as no control group meets the 5% threshold. However, if a company’s officers and directors hold 3% of the company’s shares and another control group holds 20% of the company’s shares, the index sponsor would assign an IWF of 0.77, reflecting the fact that 23% of the company’s outstanding shares are considered to be held for control. As of July 31, 2017, companies with multiple share class lines are no longer eligible for inclusion in the S&P 500® Index. Constituents of the S&P 500® Index prior to July 31, 2017 with multiple share class lines will be grandfathered in and continue to be included in the S&P 500® Index. If a constituent company of the S&P 500® Index reorganizes into a multiple share class line structure, that company will remain in the S&P 500® Index at the discretion of the S&P Index Committee in order to minimize turnover.

The S&P 500® Index is calculated using a base-weighted aggregate methodology. The level of the S&P 500® Index reflects the total market value of all component stocks relative to the base period of the years 1941 through 1943. An indexed number is used to represent the results of this calculation in order to make the level easier to work with and track over time. The actual total market value of the component stocks during the base period of the years 1941 through 1943 has been set to an indexed level of 10. This is often indicated by the notation 1941- 43 = 10. In practice, the daily calculation of the S&P 500® Index is computed by dividing the total market value of the component stocks by the “index divisor.” By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the S&P 500® Index, it serves as a link to the original base period level of the S&P 500® Index. The index divisor keeps the S&P 500® Index comparable over time and is the manipulation point for all adjustments to the S&P 500® Index, which is index maintenance.

Index Maintenance

Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructuring or spinoffs. Some corporate actions, such as stock splits and stock dividends, require changes in the common shares outstanding and the stock prices of the companies in the S&P 500® Index, and do not require index divisor adjustments.

To prevent the level of the S&P 500® Index from changing due to corporate actions, corporate actions which affect the total market value of the S&P 500® Index require an index divisor adjustment. By adjusting the index divisor for the change in market value, the level of the S&P 500® Index remains constant and does not reflect the corporate actions of individual companies in the S&P 500® Index. Index divisor adjustments are made after the close of trading and after the calculation of the index closing level.

Changes in a company’s shares outstanding and IWF due to its acquisition of another public company are made as soon as reasonably possible. At the index sponsor’s discretion, de minimis merger and acquisition share changes are accumulated and implemented with the quarterly share rebalancing.

All other changes of less than 5% are accumulated and made quarterly on the third Friday of March, June, September, and December.

Changes in a company’s total shares outstanding of 5% or more due to public offerings are made as soon as reasonably possible. Other changes of 5% or more (for example, due to tender offers, Dutch auctions, voluntary exchange offers, company stock repurchases, private placements, acquisitions of private companies or non-index companies that do not trade on a major exchange, redemptions, exercise of options, warrants, conversion of preferred stock, notes, debt, equity participations, at-the-market stock offerings or other recapitalizations) are made weekly, and are generally announced on Fridays for implementation after the close of trading the following Friday (one week later). If a 5% or more share change causes a company’s IWF to change by five percentage points or more, the IWF is updated at the same time as the share change. IWF changes resulting from partial tender offers are considered on a case-by-case basis.

Changes in IWFs of more than five percentage points caused by corporate actions (such as merger and acquisition activity, restructurings, or spinoffs) will be made as soon as reasonably possible. Other changes in IWFs will be made annually when IWFs are reviewed.

Historical Closing Prices of the Underlier

The closing price of the Underlier has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the closing price of the Underlier during the period shown below is not an indication that the Underlier is more or less likely to increase or decrease at any time during the life of your notes.

You should not take the historical prices of the Underlier as an indication of its future performance. We cannot give you any assurance that the future performance of the Underlier or the Underlier Stocks will result in your receiving an amount greater than the outstanding face amount of your notes on the stated maturity date.

Neither we nor any of our affiliates make any representation to you as to the performance of the Underlier. Before investing in the offered notes, you should consult publicly available information to determine the levels of the Underlier between the date of this pricing supplement and the date of your purchase of the offered notes. The actual performance of the Underlier over the life of the offered notes, as well as the Cash Settlement Amount, may bear little relation to the historical closing prices shown below.

The graph below shows the daily historical closing prices of the Underlier from December 5, 2007 through December 5, 2017. We obtained the closing prices in the graph below from Bloomberg Financial Services, without independent verification.

Historical Performance of the Technology Select Sector SPDR® Fund

SUPPLEMENTAL PLAN OF DISTRIBUTION—CONFLICTS OF INTEREST

BofA Finance expects to agree to sell to MLPF&S, and MLPF&S expects to agree to purchase from BofA Finance, the aggregate face amount of the offered notes specified on the front cover of this pricing supplement. MLPF&S proposes initially to offer the notes to the public at the price to public set forth on the cover page of this pricing supplement and to certain unaffiliated securities dealers at such prices less a concession not in excess of 1.53% of the face amount. The price to public for notes purchased by certain fee-based advisory accounts will be between 98.47% and 100.00% of the face amount, which reflects a foregone underwriting discount with respect to such notes (i.e., the underwriting discount specified on the cover of this pricing supplement with respect to such notes is 0.00%).

We expect to deliver the notes against payment therefor in New York, New York on     , 2017, which is expected to be the fifth scheduled business day following the date of this pricing supplement and of the pricing of the notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to two business days before delivery will be required, by virtue of the fact that the notes are initially expected to settle in five business days (T + 5), to specify alternative settlement arrangements to prevent a failed settlement.

MLPF&S, a broker-dealer affiliate of ours, is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and will participate as selling agent in the distribution of the notes. Accordingly, the offering of the notes will conform to the requirements of FINRA Rule 5121. MLPF&S may not make sales in this offering to any of its discretionary accounts without the prior written approval of the account holder.

MLPF&S and any of our other broker-dealer affiliates, may use this pricing supplement, and the accompanying product supplement, prospectus supplement and prospectus for offers and sales in secondary market transactions and market-making transactions in the notes. However, they are not obligated to engage in such secondary market transactions and/or market-making transactions. The selling agent may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market conditions at the time of the sale.

As agreed by MLPF&S and the distribution participants, for approximately a three-month period after the trade date, MLPF&S expects to offer to buy the notes in the secondary market at a price that will exceed the estimated value of the notes at that time; the amount of this excess will decline on a straight line basis over that period. Thereafter, if MLPF&S buys or sells your notes, it will do so at prices that reflect the estimated value determined by reference to its pricing models at that time. Any price at any time after the trade date will be based on then-prevailing market conditions and other considerations, including the performance of the Underlier and the remaining term of the notes. However, none of us, the Guarantor, MLPF&S or any other party is obligated to purchase your notes at any price or at any time, and we cannot assure you that any party will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

Any price that MLPF&S may pay to repurchase the notes will depend upon then prevailing market conditions, the creditworthiness of us and the Guarantor, and transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.

STRUCTURING THE NOTES

The notes are our debt securities, the return on which is linked to the performance of the Underlier. The related guarantees are BAC’s obligations. As is the case for all of our and BAC’s respective debt securities, including our market-linked notes, the economic terms of the notes reflect our and BAC’s actual or perceived creditworthiness at the time of pricing. In addition, because market-linked notes result in increased operational, funding and liability management costs to us and BAC, BAC typically borrows the funds under these types of notes at a rate, which we refer to in this pricing supplement as BAC’s internal funding rate, that is more favorable to BAC than the rate that it might pay for a conventional fixed or floating rate debt security. This generally relatively lower internal funding rate, which is reflected in the economic terms of the notes, along with the fees and charges associated with market-linked notes, typically results in the initial estimated value of the notes on the trade date being less than their public offering price.

In order to meet our payment obligations on the notes, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with MLPF&S or one of our other affiliates. The terms of these hedging arrangements are determined based upon terms provided by MLP&S and its affiliates, and take into account a number of factors, including our and BAC’s creditworthiness, interest rate movements, the volatility of the Underlier, the tenor of the notes and the hedging arrangements. The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements.

MLPF&S has advised us that the hedging arrangements will include hedging related charges, reflecting the costs associated with, and our affiliates’ profit earned from, these hedging arrangements. Since hedging entails risk and may be influenced by unpredictable market forces, actual profits or losses from these hedging transactions may be more or less than any expected amounts.

For further information, see “Risk Factors” beginning on page PS-12 above and “Supplemental Use of Proceeds” on page PS-16 of product supplement EQUITY-1.

U.S. FEDERAL INCOME TAX SUMMARY

The following summary of the material U.S. federal income tax considerations of the acquisition, ownership, and disposition of the notes supplements, and to the extent inconsistent supersedes, the discussions under “U.S. Federal Income Tax Considerations” in the accompanying prospectus and under “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement and is not exhaustive of all possible tax considerations. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated under the Code by the U.S. Treasury Department (“Treasury”) (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the IRS, and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This summary does not include any description of the tax laws of any state or local governments, or of any foreign government, that may be applicable to a particular holder.

Although the notes are issued by us, they will be treated as if they were issued by Bank of America Corporation for U.S. federal income tax purposes. Accordingly throughout this tax discussion, references to “we,” “our” or “us” are generally to Bank of America Corporation unless the context requires otherwise.

This summary is directed solely to U.S. Holders and Non-U.S. Holders that, except as otherwise specifically noted, will purchase the notes upon original issuance and will hold the notes as capital assets within the meaning of Section 1221 of the Code, which generally means property held for investment, and that are not excluded from the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

General

Although there is no statutory, judicial, or administrative authority directly addressing the characterization of the notes, in the opinion of our counsel, Morrison & Foerster LLP, and based on certain factual representations received from us, the notes should be treated as single financial contracts with respect to the Underlier and under the terms of the notes, we and every investor in the notes agree, in the absence of an administrative determination or judicial ruling to the contrary, to treat the notes in accordance with such characterization. This discussion assumes that the notes constitute single financial contracts with respect to the Underlier for U.S. federal income tax purposes. If the notes did not constitute single financial contracts, the tax consequences described below would be materially different.

This characterization of the notes is not binding on the IRS or the courts. No statutory, judicial, or administrative authority directly addresses the characterization of the notes or any similar instruments for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to their proper characterization and treatment. Due to the absence of authorities on point, significant aspects of the U.S. federal income tax consequences of an investment in the notes are not certain, and no assurance can be given that the IRS or any court will agree with the characterization and tax treatment described in this supplement. Accordingly, you are urged to consult your tax advisor regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative characterizations.

Unless otherwise stated, the following discussion is based on the characterization described above. The discussion in this section assumes that there is a significant possibility of a significant loss of principal on an investment in the notes.

We will not attempt to ascertain whether the Underlier or the issuer of any component stocks included in the Underlier would be treated as a “passive foreign investment company” (“PFIC”), within the meaning of Section 1297 of the Code, or a United States real property holding corporation, within the meaning of Section 897(c) of the Code. If the Underlier or the issuer of one or more stocks included in the Underlier were so treated, certain adverse U.S. federal income tax consequences could possibly apply to a holder of the notes. You should refer to information filed with the SEC by the Underlier and the issuers of the component stocks included in the Underlier and consult your tax advisor regarding the possible consequences to you, if any, if the Underlier or any issuer of the component stocks included in the Underlier is or becomes a PFIC or is or becomes a United States real property holding corporation.

U.S. Holders

Upon receipt of a cash payment at maturity or upon a sale, exchange, or redemption of the notes prior to maturity, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized and the U.S. Holder’s tax basis in the notes. A U.S. Holder’s tax basis in the notes will equal the amount paid by that holder to acquire them. Subject to the discussion below concerning the possible application of the “constructive ownership” rules of Section 1260 of the Code, this capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder held the notes for more than one year. The deductibility of capital losses is subject to limitations.

Possible Application of Section 1260 of the Code. Since the Underlier is the type of financial asset described under Section 1260 of the Code (including, among others, any equity interest in pass-thru entities such as exchange traded funds, regulated investment companies, real estate investment trusts, partnerships, and passive foreign investment companies, each a “Section 1260 Financial Asset”), while the matter is not entirely clear, there may exist a risk that an investment in the notes will be treated, in whole or in part, as a “constructive ownership transaction” to which Section 1260 of the Code applies. If Section 1260 of the Code applies, all or a portion of any long-term capital gain recognized by a U.S. Holder in respect of the notes will be recharacterized as ordinary income (the “Excess Gain”). In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the U.S. Holder in taxable years prior to the taxable year of the sale, exchange, redemption, or settlement (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, exchange, or settlement).

If an investment in the notes is treated as a constructive ownership transaction, it is not clear to what extent any long-term capital gain of a U.S. Holder in respect of the notes will be recharacterized as ordinary income. It is possible, for example, that the amount of the Excess Gain (if any) that would be recharacterized as ordinary income in respect of the notes will equal the excess of (i) any long-term capital gain recognized by the U.S. Holder in respect of the notes and attributable to Section 1260 Financial Assets, over (ii) the “net underlying long-term capital gain” (as defined in Section 1260 of the Code) such U.S. Holder would have had if such U.S. Holder had acquired an amount of the corresponding Section 1260 Financial Assets at fair market value on the original issue date for an amount equal to the portion of the issue price of the notes attributable to the corresponding Section 1260 Financial Assets and sold such amount of Section 1260 Financial Assets at maturity or upon sale, exchange, or redemption of the notes at fair market value. Unless otherwise established by clear and convincing evidence, the net underlying long-term capital gain is treated as zero and therefore it is possible that all long-term capital gain recognized by a U.S. Holder in respect of the notes will be recharacterized as ordinary income if Section 1260 of the Code applies to an investment in the notes. U.S. Holders should consult their tax advisors regarding the potential application of Section 1260 of the Code to an investment in the notes.

As described below, the IRS, as indicated in Notice 2008-2 (“Notice”), is considering whether Section 1260 of the Code generally applies or should apply to the notes, including in situations where the Underlier is not the type of financial asset described under Section 1260 of the Code.

Alternative Tax Treatments. Due to the absence of authorities that directly address the proper tax treatment of the notes, prospective investors are urged to consult their tax advisors regarding all possible alternative tax treatments of an investment in the notes. In particular, the IRS could seek to subject the notes to the Treasury regulations governing contingent payment debt instruments. If the IRS were successful in that regard, the timing and character of income on the notes would be affected significantly. Among other things, a U.S. Holder would be required to accrue original issue discount every year at a “comparable yield” determined at the time of issuance. In addition, any gain realized by a U.S. Holder at maturity or upon a sale, exchange, or redemption of the notes generally would be treated as ordinary income, and any loss realized at maturity would be treated as ordinary loss to the extent of the U.S. Holder’s prior accruals of original issue discount, and as capital loss thereafter.

The IRS released the Notice, which sought comments from the public on the taxation of financial instruments currently taxed as “prepaid forward contracts.” This Notice addresses instruments such as the notes. According to the Notice, the IRS and Treasury are considering whether a holder of an instrument such as the notes should be required to accrue ordinary income on a current basis, regardless of whether any payments are made prior to maturity. It is not possible to determine what guidance the IRS and Treasury will ultimately issue, if any. Any such future guidance may affect the amount, timing and character of income, gain, or loss in respect of the notes, possibly with retroactive effect.

The IRS and Treasury are also considering additional issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, whether Section 1260 of the Code, concerning certain “constructive ownership transactions,” generally applies or should generally apply to such instruments, and whether any of these determinations depend on the nature of the underlying asset.

In addition, proposed Treasury regulations require the accrual of income on a current basis for contingent payments made under certain notional principal contracts. The preamble to the regulations states that the “wait and see” method of accounting does not properly reflect the economic accrual of income on those contracts, and requires current accrual of income for some contracts already in existence. While the proposed regulations do not apply to prepaid forward contracts, the preamble to the proposed regulations expresses the view that similar timing issues exist in the case of prepaid forward contracts. If the IRS or Treasury publishes future guidance requiring current economic accrual for contingent payments on prepaid forward contracts, it is possible that you could be required to accrue income over the term of the notes.

Because of the absence of authority regarding the appropriate tax characterization of the notes, it is also possible that the IRS could seek to characterize the notes in a manner that results in tax consequences that are different from those described above. For example, the IRS could possibly assert that any gain or loss that a holder may recognize at maturity or upon the sale, exchange or redemption of the notes should be treated as ordinary gain or loss.

It is possible that the IRS could assert that a U.S. Holder’s holding period in respect of the notes should end on the applicable Observation Date, even though such holder will not receive any amounts in respect of the notes prior to the redemption or maturity of the notes. In such case, if the applicable Observation Date is not in excess of one year from the original issue date, a U.S. Holder may be treated as having a holding period in respect of the notes equal to one year or less, in which case any gain or loss such holder recognizes at such time would be treated as short-term capital gain or loss.

Non-U.S. Holders

Except as discussed below, a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax for amounts paid in respect of the notes provided that the Non-U.S. Holder complies with applicable certification requirements and that the payment is not effectively connected with the conduct by the Non-U.S. Holder of a U.S. trade or business. Notwithstanding the foregoing, gain from the sale, exchange, or redemption of the notes or their settlement at maturity may be subject to U.S. federal income tax if that Non-U.S. Holder is a non-resident alien individual and is present in the U.S. for 183 days or more during the taxable year of the settlement at maturity, sale, exchange, or redemption and certain other conditions are satisfied.

If a Non-U.S. Holder of the notes is engaged in the conduct of a trade or business within the U.S. and if gain realized on the settlement at maturity, or upon sale, exchange, or redemption of the notes, is effectively connected with the conduct of such trade or business (and, if certain tax treaties apply, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the U.S.), the Non-U.S. Holder generally will be subject to U.S. federal income tax on such gain on a net income basis in the same manner as if it were a U.S. Holder. Such Non-U.S. Holders should read the material under the heading “—U.S. Holders,” for a description of the U.S. federal income tax consequences of acquiring, owning, and disposing of the notes. In addition, if such Non-U.S. Holder is a foreign corporation, it may also be subject to a branch profits tax equal to 30% (or such lower rate provided by any applicable tax treaty) of a portion of its earnings and profits for the taxable year that are effectively connected with its conduct of a trade or business in the U.S., subject to certain adjustments.

A “dividend equivalent” payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a Non-U.S. Holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, Internal Revenue Service guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2019. Based on our determination that the notes are not delta one instruments, Non-U.S. Holders should not be subject to withholding on dividend equivalent payments, if any, under the notes. However, it is possible that the notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Underlier or the notes, and following such occurrence the notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. Holders that enter, or have entered, into other transactions in respect of the Underlier or the notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

As discussed above, alternative characterizations of the notes for U.S. federal income tax purposes are possible. Should an alternative characterization, by reason of change or clarification of the law, by regulation or otherwise, cause payments as to the notes to become subject to withholding tax, tax will be withheld at the applicable statutory rate. As discussed above, the IRS has indicated in the Notice that it is considering whether income in respect of instruments such as the notes should be subject to withholding tax. Prospective Non-U.S. Holders of the notes should consult their own tax advisors in this regard.

U.S. Federal Estate Tax. Under current law, while the matter is not entirely clear, individual Non-U.S. Holders, and entities whose property is potentially includible in those individuals’ gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, a note is likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in a note.

Backup Withholding and Information Reporting

Please see the discussion under “U.S. Federal Income Tax Considerations — Taxation of Debt Securities — Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on the notes.

Annex A

Top Five Holdings of the Technology Select Sector SPDR® Fund

Each of the following companies is registered under the Exchange Act. Companies with securities registered under the Exchange Act are required to file financial and other information specified by the U.S. Securities and Exchange Commission (“SEC”) periodically. Information filed with the SEC can be inspected and copied at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. In addition, information filed by the relevant company with the SEC electronically can be reviewed through a web site maintained by the SEC. The address of the SEC’s web site is http://www.sec.gov. Information filed with the SEC by the relevant company under the Exchange Act can be located by referencing its SEC file number specified below.

The graphs below show the daily historical closing prices of the relevant stocks from December 5, 2007 or the dates when the relevant stocks began trading, as applicable, through December 5, 2017. We obtained the prices in the graphs below using data from Bloomberg Financial Services, without independent verification. We have taken the description of each company set forth below from publicly available information without independent verification.

According to publicly available information, Apple Inc. designs, manufactures, and markets personal computers and related personal computing and mobile communication devices along with a variety of related software, services, peripherals, and networking solutions. The company sells its products worldwide through its online stores, its retail stores, its direct sales force, third-party wholesalers, and resellers. Information filed with the SEC by this under the Exchange Act can be located by referencing its SEC file number 001-36743.

According to publicly available information, Microsoft Corporation develops, manufactures, licenses, sells, and supports software products. The company offers operating system software, server application software, business and consumer applications software, software development tools, and Internet and intranet software. The company also develops video game consoles and digital music entertainment devices. Information filed with the SEC by this company under the Exchange Act can be located by referencing its SEC file number 001-37845.

According to publicly available information, Facebook, Inc. operates a social networking website. The company website allows people to communicate with their family, friends, and co-workers. The company develops technologies that facilitate the sharing of information, photographs, website links, and videos. Information filed with the SEC by this company under the Exchange Act can be located by referencing its SEC file number 001-35551.

According to publicly available information, Alphabet Inc., through its subsidiaries, provides web-based search, advertisements, maps, software applications, mobile operating systems, consumer content, enterprise solutions, commerce, and hardware products. Information filed with the SEC by this company under the Exchange Act can be located by referencing its SEC file number 001-37580.

TABLE OF CONTENTS Pricing Supplement

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement, the accompanying product supplement, the accompanying prospectus supplement or the accompanying prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. These documents are an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in each such document is current only as of its respective date.

$

BofA Finance LLC

Leveraged Technology Select Sector SPDR® Fund-Linked Notes due     , 2019

Fully and Unconditionally Guaranteed by
Bank of America Corporation

BofA Merrill Lynch

Page
Summary Information	PS-5
Hypothetical Examples	PS-9
Risk Factors	PS-172
The Underlier	PS-19
Supplemental Plan of Distribution—Conflicts of Interest	PS-26
Structuring the Notes	PS-27
U.S. Federal Income Tax Summary	PS-28
Annex A	A-1
Product Supplement EQUITY-1 dated January 24, 2017
Summary	PS-3
Risk Factors	PS-5
Supplemental Use of Proceeds	PS-16
Description of the Notes	PS-17
Supplemental Plan of Distribution; Conflicts of Interest	PS-28
U.S. Federal Income Tax Considerations	PS-29
Prospectus Supplement dated November 4, 2016
About this Prospectus Supplement	S-3
Risk Factors	S-4
Description of the Notes	S-7
U.S. Federal Income Tax Considerations	S-15
Supplemental Plan of Distribution (Conflicts of Interest)	S-15
Legal Matters	S-26
Prospectus dated November 4, 2016
About this Prospectus	3
Prospectus Summary	4
Risk Factors	7
Bank of America Corporation	13
BofA Finance LLC	13
Use of Proceeds	13
Description of Debt Securities	14
Registration and Settlement	42
U.S. Federal Income Tax Considerations	50
EU Directive on the Taxation of Savings Income	68
Plan of Distribution (Conflicts of Interest)	69
ERISA Considerations	73
Where You Can Find More Information	74
Forward-Looking Statements	76
Legal Matters	76
Experts	77